GLOBAL OUTDOORS, INC.

02035292

Annual Report
for the year ended
December 31,2001


OUTDOOR CHANNEL
MONTE CARLO
GLOBAL OUTDOORS, INC.

Global Outdoors, Inc.

Global Outdoors, Inc.
43445 Business Park Drive, Suite 113
Temecula, CA 92590
Telephone (909) 699-4749
Fax (909) 699-4062
http://www.globaloutdoors.com
http://www.outdoorchannel.com
http://www.goldprospectors.org
OTC SYMBOL: GLRS

GPAA

LDMA

The Outdoor Channel

Outings & Expeditions

Cripple River

Front Cover - Dan Pardus, Nascar Busch Series racer - Back Cover - Joe Thomas, Team Outdoor Channel Angler; and Kevin Broussard, Team Outdoor Chan Angler.

MESSAGE FROM THE PRESIDENT

Fellow Shareholders,

I am pleased to report that Global Outdoors and The Outdoor Channel continued strong growth in revenues and new subscribers during the year ended 2001. For the year, revenues were $17.2 million, up $3.3 million or 24% from $13.9 million in 2000. Excluding a one-time charge for bad debt expense of $1 million, income from operations was $2.7 million in 2001 up 23% from $2.2 million in 2000. The Channel grew by 65% or 5.2 million cable and DBS subscribers in 2001, beginning the year with 8 million and ending the year with 13.2 million.

The financial results were driven primarily by an increase in subscriber fees and advertising sales from The Outdoor Channel. Subscription revenue for 2001 was $3.8 million compared to $2.8 million in 2000. Advertising revenue increased to $8.6 million in 2001 from $6.8 million in 2000.

Subscriber growth has been fueled by a combination of new system launches and existing digital cable growth. Consumer demand at the cable system level has been responsible for the vast majority of our new launches and our new digital subscribers. This demand is the result of good programming and effective target marketing. On the cover of this annual report is our NASCAR Busch Grand National driver, Dan Pardus and The Outdoor Channel Chevrolet. On the back cover are the Channel's professional fishermen, Joe Thomas and Kevin Broussard. These sponsorships expose the Company's brand to millions of American Sportsmen and puts intense pressure on Cable systems to launch the Channel.

Anyone who has followed the Channel over the years has seen constant improvement in our programming. Recently we have begun producing more and more original, exclusive programming. Our new show, "Out in the Country" has quickly become one of our most popular programs. The show features music and interviews with famous country music singers. Our challenge going forward is to continue to produce programs that viewers enjoy and tell their friends about.

Global's other businesses have also enjoyed growth. Membership services increased to $3.8 million in 2001 from $3.3 million in 2000. As the viewer base of The Outdoor Channel grows, there is more visibility for our memberships and products. In-house produced programming, such as, "Prospecting America" and "Gold Fever" airs four times per week on The Outdoor Channel.

I am extremely happy with the performance of the Company's employees. They are all working very hard to increase revenues and shareholder value. I believe that this Company has a bright future and I look forward to the challenge.

Sincerely,

Perry T. Massie
President and Chief Executive Officer

TRANSFER AGENT

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 262-0600

10-KSB REPORT

A COPY OF GLOBAL'S FORM 10-KSB REPORT AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2001, MAY BE OBTAINED WITHOUT CHARGE BY ANY SHAREHOLDER UPON WRITTEN REQUEST TO THE SECRETARY AT GLOBAL'S CORPORATE OFFICE

ANNUAL MEETING

THE ANNUAL MEETING OF SHAREHOLDERS OF GLOBAL OUTDOORS, INC. IS SCHEDULED FOR 10:00 A.M. ON WEDNESDAY JUNE 12, 2002 AT THE COMPANY'S CORPORATE HEADQUARTERS
43445 BUSINESS PARK DRIVE, SUITE 113
TEMECULA, CALIFORNIA 92590

TABLE OF CONTENTS

GLOBAL'S BUSINESS

Introductory

The following information includes forward-looking statements. Actual results could differ materially.

General

Global Outdoors, Inc. (the "Company" or "Global") is the principal owner of The Outdoor Channel, Inc. which owns and operates The Outdoor Channel ("The Outdoor Channel" or "Channel"), the first national television network devoted primarily to traditional outdoor activities, such as hunting, fishing, shooting sports, rodeo, recreational gold prospecting and related life style programming. Launched as a part-time network in June 1993, The Outdoor Channel progressed to a full-time channel in April 1994 and since then has continued to develop its management, programming, distribution and revenue. The Company also owns and operates related businesses which serve the interests of viewers of The Outdoor Channel and other outdoor enthusiasts. These related businesses include: LDMA-AU, Inc. ("Lost Dutchman's"), Gold Prospectors' Association of America, Inc. ("GPAA") and the Trips Division. Lost Dutchman's is a national recreational gold prospecting campground club with approximately 6,000 members and properties in California, Oregon, Nevada, Arizona, Colorado, Georgia, North Carolina and South Carolina. GPAA is the largest recreational gold prospecting club in the world with approximately 34,000 active members. GPAA also sells products and services related to recreational gold prospecting and is the publisher of the Gold Prospector magazine. The Company's Trips Division sponsors unique recreational prospecting trips to California's Motherlode area and to the Company's 2,300 acre camp, located 11 miles west of Nome, Alaska. In February 1995, the Company acquired 100% of GPAA. At the time of the acquisition, GPAA in addition to its other interests owned The Outdoor Channel. The Company was incorporated in Alaska on October 22, 1984.

Business Strategy

The Company's principal business strategy is for The Outdoor Channel to establish a position as a leading provider of entertainment programming relating to traditional outdoor activities. As a majority owner of the Channel, one of the goals is for the Company to enhance shareholder value as the Channel grows. Additionally, the Company seeks to leverage the Channel's position as a means to market and sell its products and services. An ancillary business strategy is for the Company to market its products and services outside of the Channel. Key elements of the Company's business strategy are as follows:

Increase The Outdoor Channel's Carriage on Cable Television Systems and Direct Broadcast Satellite Systems: The Outdoor Channel intends to increase its carriage on cable television systems and direct broadcast satellite ("DBS") television systems by continuing to provide quality programming on The Outdoor Channel and by increasing the public's awareness and name recognition of The Outdoor Channel through continuing public relations and marketing efforts targeting cable operators and potential subscribers.

Market and Sell Products and Services to Other Specialty or Niche Markets Through The Outdoor Channel: The Outdoor Channel and the Company intend to utilize The Outdoor Channel to market and sell outdoor-related products to specialty or niche markets including fishing, hunting, recreational gold prospecting and shooting sports. The Company intends to leverage The Outdoor

Channel's increased distribution and name recognition to market and sell such products and services to those viewers who identify The Outdoor Channel and related products and services with quality and integrity.

Increase Advertising Revenue and Subscriber Fees Derived From The Outdoor Channel: The Company believes that as the distribution of The Outdoor Channel increases, the Channel will be able to continue to increase its advertising rates and increase subscriber fees from cable and direct broadcast operators.

Market and Sell Products and Services to Other Specialty or Niche Markets Outside The Outdoor Channel: The Company will continue to market and sell outdoor-related products to specialty or niche markets outside of The Outdoor Channel utilizing means such as direct marketing and strategic relationships. In particular, the Company believes that owners of recreational vehicles are potential customers for the Company's clubs.

Explore Strategic Alternatives: The Outdoor Channel will continue to explore strategic alternatives such as an investment from a larger entity in its industry to bolster its growth and enhance value. The Company has retained Bear Stearns & Company, Inc., a Wall Street investment bank, to assist in this process.

The Outdoor Channel

The Outdoor Channel, Inc. ("The Outdoor Channel") was incorporated under the laws of the State of Nevada on December 10, 1990, under the name Gold News Network, Inc., as a wholly owned subsidiary of GPAA. Initially, the GPAA produced the "Gold Prospector Show." In early 1993, due to the success of the Gold Prospector Show, GPAA decided to launch a satellite television network. Not wanting to limit the scope of the incipient channel to gold prospecting, it was decided to name the channel, The Outdoor Channel. To reflect the diversity of programming The Outdoor Channel had achieved, in July 1994, the Channel's incorporated name was changed to The Outdoor Network, Inc. In December 1996, the incorporated name was changed to its present name, The Outdoor Channel, Inc.

Since 1999, the Channel has supported itself solely through its own revenues. As of March 25, 2002, the Company owned approximately 84% of the Common Stock of The Outdoor Channel. In the event all outstanding options to purchase Common Stock in the Channel were exercised the Company would own approximately 68% of The Outdoor Channel.

The Outdoor Channel is a premier provider of a full range of quality programming related to traditional outdoor activities and is one of the only television networks whose programming specifically targets the interests and concerns of millions of persons interested in traditional outdoor activities. The Outdoor Channel provides the Company, as well as other advertisers, with a cost effective means to promote goods and services to a large, focused and rapidly expanding market. In addition, The Outdoor Channel affords cable and DBS operators the opportunity to both attract subscribers from a significant market segment not specifically targeted by other programming services and respond to viewers' demands for more outdoor-related programming.

Distribution and Cable Subscribers

The Outdoor Channel's programming is offered mainly by means of satellite transmissions and through contractual relationships with operators of cable television systems. The Company estimates that in the United States approximately 67 million households have cable television, 17 million households have DBS television and another 1.5 million households have C-Band satellite dishes ("C-Band"). In addition, "wireless cable" ("MMDS") and new video systems presently being built by telephone companies provide additional opportunities for the Company to distribute The Outdoor Channel. New digital programming services offered by many cable operators has greatly increased the programming capacity for these operators. The Outdoor Channel has received and is continuing to receive launches on these digital services including those provided by Time Warner Cable and AT&T. As of March 1, 2002, The Outdoor Channel is available to approximately 41.5 million households.

The Outdoor Channel transmits all of its programs from its production facility located in Temecula, California by means of a master control room that is linked via fiber optic cable to an earth station transmitting antenna (an "up-link"), which The Outdoor Channel leases under a service agreement. The up-link facility transmits The Outdoor Channel's programming signal over an orbiting PanAmSat Galaxy 10R satellite transponder to cable system head-end receiving antennae and satellite dishes throughout the United States and Canada. The Outdoor Channel has editing equipment at its production facility which is used to assemble programs that are produced in-house, edit acquired programming and insert advertising spots. The Channel also has several filming sets at its production facility from which some of its in-house programming is produced. Commencing March 10, 2000, PanAmSat moved Galaxy 10R into the orbital position formerly occupied by Galaxy 9. The Outdoor Channel, pursuant to an amendment to its lease with PanAmSat has a twelve year term on Galaxy 10R. The Channel's lease with PanAmSat also includes provisions for in-orbit backup of the Channel's signal, when such backup is available. The Company has not contracted for in-orbit backup from PanAmSat. Beginning March 1, 2002, the Channel began transmitting a digital signal of its programming. The signal is being transmitted simultaneously along with its normal analog signal to the same satellite transponder. Management is planning to transition all of its affiliates to the digital signal over the next 12 months.

As of March 1, 2002, The Outdoor Channel has carriage on approximately 3,800 affiliated cable systems representing a potential of approximately 33 million households, of which, the Channel has approximately 11.7 million subscribers. The Channel is also available to approximately 7 million DBS households, of which the channel has approximately 2.4 million. In addition, the Channel is available, unscrambled, on C-Band satellite with approximately 1.5 million households.

The Outdoor Channel is not dependent on one or a few multiple cable system operators ("MSOs") due to the numerous different cable systems carrying The Outdoor Channel. The Outdoor Channel has affiliation agreements with most of the top 100 MSOs. The Company believes that it will be able to enter into more agreements with local operators in the future as a result of increased installation of new cable distribution systems and the expected significant expansion of channel capacity of existing cable systems. This expansion is being greatly assisted by the significant expansion of digital cable whereby operators are able to add more channels to the same bandwidth. The Company has reserved the right to encrypt its signal requiring satellite viewers to purchase subscriptions.

DBS providers, such as EchoStar and DirecTV represent additional potential distribution of The Outdoor Channel. The Outdoor Channel believes that distribution by means of DBS will increase as market acceptance and the installed base of DBS subscribers increase. The Outdoor Channel is currently negotiating the renewal of its affiliation agreement with EchoStar which expired in December 2001. The Channel is allowing The Outdoor Channel to be carried on the Dish Network pursuant to an understanding that there will be a renewal of the affiliation agreement. The Outdoor Channel is in active negotiations with DirecTV which is the largest DBS distributor in the United States.

The Outdoor Channel has explored international distribution of its programming. The Outdoor Channel has applied for or received trademarks in various foreign countries including Canada, France,

Taiwan, Hong Kong, Australia, New Zealand, Germany and The United Kingdom. The Outdoor Channel has no present agreements for international distribution but will consider opportunities as they become available.

In addition, the Company intends to continue its promotional activities, such as attending regional and local cable trade shows and advertising in trade magazines in order to increase cable industry awareness of The Outdoor Channel. The Outdoor Channel is also continuing its consumer awareness program whereby it has taken out full-page advertisements in selected magazines with a traditional outdoor focus. The Outdoor Channel also promotes consumer and industry awareness by sponsoring several professional athletes. The Outdoor Channel sponsors Dan Pardus who races in the NASCAR Busch Series, Joe Thomas who competes on the BassMasters fishing tour and Tony Mendez who competes in the Professional Bull Riders Bud Light Cup.

Advertising

The Company derived approximately $8.6 million in advertising revenue for the year ended December 31, 2001, from cash sales of advertising time on The Outdoor Channel and publications such as the Gold Prospector magazine. The Channel has a fixed number of commercial spots that can be sold to advertisers. Currently, there is more demand for the Channel's time than it has available resulting in 100% of the spots being sold. The Company anticipates that it will continue to derive a substantial portion of its revenue from the sale of advertising time and that the rates for advertising time will increase accordingly.

The Company believes that advertising on The Outdoor Channel is attractive to advertisers because it allows them to execute both a general market strategy of reaching more cable television viewers and a target market strategy of reaching consumers interested in outdoor-related activities. The Company believes that over the past 15 years, cable television has captured a greater share of advertising budgets and that during this period, the overall appeal for the major networks such as ABC, CBS and NBC, and for local broadcast stations, has declined, while over the same period the overall appeal for basic cable television programming services has increased. Because quality of viewership is a significant factor in determining both advertisers' placement strategy and the pricing of advertising time, cable advertising revenues have grown significantly faster during this period than those of broadcast networks.

In addition, the Company believes that The Outdoor Channel will benefit from the trend in advertising strategies toward greater market segmentation. The Company believes that a significant number of major national advertisers of outdoor-related products and services are dedicating a larger share of their advertising budgets to target the consumer interested in outdoor-related activities, in an effort to increase their share of this large and rapidly growing market. Industry sources estimate that domestic outdoor enthusiasts constitute a 77 million person market who spend approximately $101 billion per year on their outdoor pursuits. Therefore, the Company believes that advertisers, including manufacturers and providers of outdoor-related products and services, will increasingly advertise on The Outdoor Channel because it will provide them with a cost effective means to reach a significant number of consumers interested in outdoor-related activities. The Channel delivers a high concentration of males age 25-54, which is the most coveted demographic to the advertising industry.

Advertising time on The Outdoor Channel is marketed and sold by The Outdoor Channel's advertising sales department. The Outdoor Channel also utilizes the services of independent sales representatives.

Programming

The Outdoor Channel's programming is focused on providing entertainment, education, consumer values and a balanced approach to the use of outdoor natural resources. The Outdoor Channel produces its programs with the outdoor enthusiast in mind, often after considering suggestions and recommendations of its viewers. Therefore, The Outdoor Channel believes that its programming, as opposed to its closest competitors' programming, accurately represents the values and interests of the outdoor community.

The Outdoor Channel acquires programs from independent film and television production companies and produces programs utilizing in-house staff and facilities. The Outdoor Channel exhibits the acquired productions pursuant to licensing agreements with suppliers who generally own the copyrights to such programming. Licenses to air acquired programming generally run for a calendar quarter to one year and entitle The Outdoor Channel to show each episode several times. Approximately 90% of the Channel's programming is nationally exclusive to the Channel. Examples of programming acquired from third parties include "Turkey Country," "Bushnell's Secrets of the Hunt," "4×4 TV," and "American Outdoorsman." Approximately 10% of the Channel's programming is produced in-house, examples of which, include "Out in the Country," "The Outdoor Channel Rodeo Roundup," "Prospecting America," "Gold Fever," "Whistle Stops," and the "Iditarod" Special. The Outdoor Channel has also established and branded programming blocks such as "Monday Night Fishing," "Tuesday Night Pursuits (i.e. hunting)," and "Wednesday Night Horsepower (i.e. autos and horses)."

In 2002, the Company plans to produce and acquire additional programming for The Outdoor Channel which the Company believes will enable it to obtain greater distribution and increase advertising rates. The Channel currently has four new original programs in development, two of which, "Angler on Tour" and "Speedzone" are scheduled to begin airing in July 2002.

Marketing

In 1997, the Company entered a ten year contract with The Outdoor Channel whereby the Company has the rights to ten hours of programming time and thirty sixty second advertising spots per week. The Company has the option to renew this contract for two five year periods. Because it owns other outdoor related businesses, The Outdoor Channel affords the Company the unique opportunity to market and sell its own outdoor-related products and services. As the Channel continues to achieve greater name recognition and distribution, the Company anticipates that it will be able to increase sales of its products and services, as well as the sale and exclusive distribution of products produced by third parties. However, there can be no assurance that this will be the case. The Company believes this contract is presently beneficial to the Company and in the future will constitute a significant asset of the Company.

Outdoor-related products and services currently marketed by the Company on The Outdoor Channel include those of Lost Dutchman's, GPAA and the Trips Division.

The Channel increased its advertising and marketing efforts in 2001 to consumers, potential affiliates, and potential advertisers. Consumer marketing has been concentrated in outdoor publications and at sporting events including the NASCAR Busch Series, the Professional Bull Riding Association, fishing tournaments and booths at outdoor trade shows. These efforts expose the Channel's brand to millions of sportsmen across the country. The Channel has also increased its affiliate marketing staff and budget, targeting cable systems which presently do not carry the Channel. Management of the Channel believes that the combination of the increased consumer and affiliate marketing has resulted in the increase in subscribers to the Channel. These ongoing marketing efforts will continue and be intensified in 2002.

Lost Dutchman's

Lost Dutchman's is a national recreational gold prospecting campground club, with campgrounds in California, Oregon, Nevada, Arizona, Colorado, Georgia, North Carolina and South Carolina. Lost Dutchman's currently has approximately 6,000 members. Lost Dutchman's memberships cost up to $5,000 with annual maintenance dues presently set at $120; however, significant discounts are available to those members who purchase memberships at Company sponsored outings or trade shows.

Lost Dutchman's members are entitled to use any of the fourteen campgrounds owned by the Company or by an affiliated organization, pursuant to a mutual use agreement between the Company and such organization. Members are entitled to keep all gold found while prospecting on any of the Company's properties. The Company is committed only to those duties which would be required as an absentee owner of raw land, such as the payment of property taxes. Eight of the properties have a caretaker which the Company has been able to retain at a minimal monthly expense advance which averages about $600 per month. The caretaker's job is to provide minor repairs and maintenance such as keeping the weeds down, cleaning bathrooms and other facilities, if any, and generally taking care of the property and the campers. It is worthy of note that in many instances, when a major improvement has been made to a property such as a building, a clubhouse or road, that Lost Dutchman's members have contributed both labor and materials towards its construction so that the Company had lower costs on the project. It is the Company's intention to actively acquire and develop additional recreational properties and to add recreational facilities and improvements at current camps.

In addition to advertising on The Outdoor Channel, the Company markets Lost Dutchman's memberships by advertising at trade conventions and in the Gold Prospector Magazine published by the Company. In addition, the Company targets the 150,000 former and present members of GPAA as well as participants in the Trips Division's expeditions as potential members of Lost Dutchman's.

GPAA

GPAA is the largest recreational gold prospecting club in the world, with approximately 34,000 active members. GPAA publishes an annual Claims Club Membership Mining Guide and quarterly updates that are provided to Claims Club Members. The Membership Guide contains detailed information on several hundred mining claims and leases comprising approximately 100,000 acres that are available to members. Five of the leases have a caretaker which the Company has been able to retain at a minimal monthly expense advance which averages about $200 per month. The caretaker's job is to provide minor repairs and maintenance such as keeping the weeds down, cleaning bathrooms and other facilities, if any, and generally taking care of the property and the miners. GPAA also publishes the bi-monthly Gold Prospector magazine that contains approximately 100 pages of gold prospecting and treasure hunting information and has a distribution of approximately 60,000 copies. GPAA operates gold prospecting trade shows and conventions, from which the Company derives revenue from admissions and booth rentals, and sells recreational gold prospecting-related merchandise.

GPAA's initial memberships cost $79.50. Members are entitled to receive a 14" gold pan, an annual subscription to the Gold Prospector magazine, an annual subscription to the quarterly Pick & Shovel Gazette, the GPAA Claims Club Membership Mining Guide which currently contains over 500 pages of information and a Claims Club Prospecting Permit as well as related merchandise. Annual renewal membership fees range from $20 to $59. The Company markets and advertises GPAA memberships and products on The Outdoor Channel. GPAA also produces the Gold Fever and Prospecting America television shows which air on The Outdoor Channel, as well as, several other selected markets. GPAA also owns approximately 50 hours of original programming of the Gold Prospectors Show which the Company intends on re-editing and airing on The Outdoor Channel.

The Trips Division

The Trips Division offers unique recreational gold prospecting trips to residents of the United States and Canada. The principal trip offered by the Trips Division is the annual trip to Alaska, the fees for which are up to $2,195 per week and $795 per additional week, including round-trip transportation to and from Seattle, Washington. The Alaska Trip crew usually arrives in early June with the camp closing in mid August. The Alaskan expedition begins in Nome, Alaska where participants are taken to the Company's 2,300-acre camp on the Cripple River adjacent to the Bering Sea. In 2001, the Alaska trip had approximately 395 participants, and the Company expects that the number of participants will increase in the future due to the Company's increased advertising and marketing efforts on The Outdoor Channel, as well as advertisements in the Gold Prospector magazine, the Gold Prospectors' Show, Prospecting America, and Gold Fever Show. Current bookings for the 2002 summer season are somewhat behind bookings for 2001.

The Trips Division also offers the Mother Lode Expedition in September and October. The destination of the Mother Lode Expedition is the heart of the historic Mother Lode area in central California. Participation is generally limited to 20 persons per week with a weekly fee of $950. The Mother Lode Expedition runs three to four weeks depending upon demand. Due to the size of the Mother Lode Expedition camp site, it is not anticipated that this trip will be significantly expanded. As circumstances and opportunities warrant, the Company will consider offering trips to other locations.

Competition

There is intense competition for viewers among companies providing programming services via cable television and through other video delivery systems. More than 120 programming services are currently distributed nationwide by satellite to cable systems. The Outdoor Channel competes for advertising revenues with other national cable programming services, broadcast networks, local over-the-air television stations, broadcast radio and the print media. The Outdoor Channel's closest direct competitors are the Outdoor Life Network and to a lesser extent, The National Network and ESPN. The Outdoor Channel believes that while its closest competitor has a similar name there is a substantial difference between the two networks. The Outdoor Channel emphasizes traditional outdoor activities such as fishing and hunting while the other network features a significant amount of outdoor competitive sports and nature observation. The Outdoor Channel believes that its closest competitor is well funded and well connected but believes this benefits The Outdoor Channel since it will serve as a barrier to competition for future programmers in this niche. More generally, The Outdoor Channel competes with various other leisure-time activities such as home videos, movie theaters, and other alternative forms of information and entertainment.

The Outdoor Channel also competes for available channel space on cable television systems with other cable programming services and nationally distributed and local television stations.

Increased competition in the cable industry may result from technological advances, such as digital compression, which allows cable systems to expand channel capacity, and "multiplexing," which allows programming services to offer more than one feed of their programming. As a result of the increased segmentation made possible by these advances, other programming services might be able to provide programming that targets the Company's viewing audience.

The Outdoor Channel has positioned itself with cable operators as the lower cost provider in its niche. The Company believes that The Outdoor Channel is receiving higher advertising rates than its closest competitor due to a higher percentage of viewership. The Company believes that it has an advantage over its competitors in attracting advertisers of outdoor-related products and services because the Company, unlike its competitors, offers its advertisers exposure through a programming format which focuses exclusively on the traditional outdoor lifestyle of hunting, fishing, shooting sports and related outdoor activities. In addition, while developments such as digital compression and new distributors in the cable marketplace may have the effect of increasing competition for The Outdoor Channel, they also create tremendous potential for additional distribution for the network.

The Company is not aware of any other company that is in direct competition for the type of recreational activity it provides through the Alaska Trip. Global believes it has an advantage in promoting its trip in Alaska due to its association with the GPAA and its ability to utilize the Gold Prospector magazine, The Outdoor Channel and the Company's gold shows. Persons planning an Alaska gold prospecting venture would be expected to evaluate other camps in Alaska, as well as the option of undertaking a trip not associated with a group. The table below lists the approximate number of participants in the "Alaska Trip" since 1991 by Global.

Year	Participants
1991	220
1992	215
1993	579
1994	538
1995	369
1996	378
1997	430
1998	317
1999	345
2000	375
2001	395

In a broad sense, the Company's "Alaska Trip" is an expedition for study in Alaskan geology with equal emphasis on the educational and recreational aspects of this far northern property. Its competition thus includes other sources of recreational activities.

While Lost Dutchman's has numerous campground competitors, it is the only campground club the Company is aware of that has a theme, namely gold prospecting. It has been estimated that there are approximately 15,000 campgrounds in the United States of which approximately 600 are membership campgrounds such as Lost Dutchman's. For instance, there is Thousand Trails/NACO, Outdoor World and Thousand Adventures. It is believed that these companies compete primarily by quality of facilities and amenities offered. By contrast, Lost Dutchman's has rustic facilities and few amenities and seeks to attract persons who are interested in gold prospecting, hands on outdoor activities and wish to be part of a club in a safe family oriented environment.

Employees

As of December 31, 2001, the Company, not including The Outdoor Channel, had a total of 30 employees of which 28 were full time. The Outdoor Channel had a total of 46 employees all of which were full time. The Company also engages the services of additional employees during the Alaskan trip offered by the Trips Division. During 2001, the Company engaged the services of approximately eight such seasonal employees. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relationship with its employees to be good.

Government Regulation

The Company's operations are subject to various government regulations. The operations of cable television systems, satellite distribution systems and broadcast television program distribution companies are subject to the Communications Act of 1934, as amended, and to regulatory supervision thereunder by the Federal Communications Commission (the "FCC"). The Company's leased uplink facility in Perris, California is licensed by the FCC and must be operated in conformance with the terms and conditions of that license. Cable systems are also subjected to local franchise authority regulation.

Local Cable Regulation

The cable television industry is regulated by municipalities or other local government authorities which have the jurisdiction to grant and to assign franchises and to negotiate generally the terms and conditions of such franchises, including rates charged to subscribers, except to the extent that such jurisdiction is preempted by federal law. Any such rate regulation could place downward pressure on the potential subscriber fees to be earned by the Company.

Federal Cable Regulation

In 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), which provides, among other things, for a "must carry" regime for local broadcast stations (which requires the mandatory carriage of certain broadcast stations and payments by cable operators to other broadcast stations for retransmission of their signals in some instances), for channel positioning rights for certain local broadcast stations, for limits on the size of MSOs, for limits on carriage by cable systems and other video distributors of affiliated program services, for a prohibition on programmers in which cable operators have an "attributable interest" from discriminating between cable operators and their competitors, or among cable operators, and for increased competition in video programming distribution (both within the cable industry and between cable and competing video distributors). In addition, the 1992 Cable Act requires the FCC to establish national guidelines for the rates that cable operators subject to rate regulation may charge for basic cable service and certain other services and to establish guidelines for determining when cable programming may not be provided exclusively to cable system operators. In 1996, Congress enacted the most comprehensive rewrite of telecommunications law since the Communications Act of 1934, reversing or modifying many of the provisions of the 1992 Act. Among other things, the legislation allows cable and telephone industries into each other's markets and phased out federal cable rate regulation in most instances. Congress and the FCC may, in the future, adopt new laws, regulations and policies regarding a wide variety of matter which could affect The Outdoor Channel. The Company is unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on The Outdoor Channel's operations.

Lost Dutchman's Regulations

To operate its campgrounds, the Company must comply with discretionary permits or approvals issued by local governments under local zoning ordinances and other state laws. In addition, to construct improvements at campgrounds, the Company has usually been required to obtain permits such as building and sanitary sewage permits. Some states in which the Company sells memberships have laws regulating campground memberships. These laws sometimes require comprehensive disclosure to prospective purchasers. Some states have laws requiring the Company to register with a state agency and obtain a permit to market. The Company has undertaken a comprehensive program to ensure compliance with applicable laws in all 50 states.

Other Regulations

In addition to the regulations applicable to the cable television and campground industries in general, the Company is also subject to various local, state and federal regulations, including, without limitation, regulations promulgated by federal and state environmental, health and labor agencies. The Company's mining clubs and Trips Division are subject to various local, state and federal statutes, ordinances, rules and regulations concerning, zoning, development, and other utilization of its properties.

Intellectual Property

"The Outdoor Channel(R)" is a registered trademark of The Outdoor Channel.

GLOBAL'S PROPERTIES

Information with respect to the location and general character of Global's materially important properties is as follows.

Cripple River

The Cripple River property consists of approximately 2,300 patented (*See definition of "patented," below) acres and is located in the Cape Nome area of Alaska which was the site of the 1900 Gold Rush. The Cripple River property is the principal destination of the "Alaska Trip" participants. It is the former location of a large historic gold mining operation. The Company has constructed over 130 rooms on the property for trip participants. Also, Global has constructed a chow hall, Saloon (non-alcoholic), general store, chapel, gold recovery plant, small commercial gold mining plant, drinking and wastewater treatment facilities and other buildings. In addition to recreational gold mining, the Cripple River property has excellent fishing including yearly runs of pink and silver salmon.

Loud Mine

The Loud Mine is located in White County, Georgia, near the eastern end of Georgia's famous Dahlonega Gold Belt, which stretches diagonally (southwest to northeast) across the north end of the state. The camp's office is staffed with a caretaker. Campground facilities include a clubhouse, bathrooms, showers and a dump station. Camping is available for 250 or more persons. Approximately one-third mile of Town Creek and one of its smaller tributaries meander through this 38 deeded acre property. Dredges of up to 4" intake may be used in Town Creek. Highbanking, sluicing and panning also are popular. Deep layers of alluvial gravels, separated by dense clay layers, overlay soft bedrock (saprolite) throughout this region. Numerous gold-bearing quartz veins run through the Loud Mine property. Some "Loud" gold is smooth, but coarse gold is mostly found, indicating that it is still relatively close to its source.

Stanton Property

The Stanton property consists of 35 patented acres and is located approximately 50 miles northwest of Phoenix, Arizona. It is contiguous with 85 acres owned by an affiliated organization with which the Company has a mutual use agreement. Either on the Company's property or the other organization's property there are sanitary facilities, showers, club house, pool room, card room, library, kitchen area with sink, water and electric outlets, 70 sites for hookups and parking for several hundred self contained units. The camp's office is staffed with a caretaker. Gold is present throughout the property from surface to bedrock. Significant sanitary facility and other improvements were completed in 2001.

Burnt River/Cave Creek

The Burnt River Camp consists of 135 patented acres and the adjacent Cave Creek property consists of 32 patented acres. These properties are located in eastern Oregon and have a clubhouse, sanitary facilities, dump station, restrooms, showers and a caretaker who lives on site. There is dredging and excellent highbanking along the Burnt River. The Cave Creek property is a slender parcel of land that takes in about one mile of Cave Creek, providing abundant ground for recreational prospecting.

Vein Mountain Camp

The Vein Mountain Camp, located in West Central North Carolina approximately 7 miles from the town of Marion, was acquired in February 1996. The Camp consists of 130 deeded acres located in the middle of North Carolina's Mother Lode. Between 1829 and 1830 seven pound nuggets were reported to have been taken from the property. During the same era a 28 pound nugget and 200 pound mass of gold and quartz were reported to have been taken within several miles of the property. There presently are some improvements to the property including two pole barns, outhouse, water well and telephone. Vein Mountain has a caretaker who lives on site. Future plans include bathrooms, showers, water and a clubhouse. Completion of some improvements is estimated in 1 to 2 years. There is camping for up to 250 self-contained recreational vehicles.

Junction Bar Placer

The Junction Bar Placer is located at the confluence of the Klamath and Scott Rivers in northern California. Fourteen of the property's 26 acres of patented land are zoned Highway Commercial. With frontage on both Highway 96 and Scott River Road, this property has excellent development potential. Future plans include bathrooms, showers, water and a clubhouse. The Company has begun to develop the Junction Bar Placer. The Company has conducted a survey of the property as well as contracted an architect to draw plans for a campground facility. Junction Bar Placer has a caretaker who lives on site. Completion of some improvements is estimated in 1 to 2 years.

Oconee Camp

The Oconee Camp, located in the northwest corner of South Carolina and just north of Walhalla, was acquired in June 1995. This camp consists of 120 acres of deeded property. Oconee is a primitive campground with minimal facilities including outhouse and telephones. Oconee has a caretaker who lives on site. Future plans include bathrooms, showers, water and a clubhouse. Completion of some improvements is estimated in 2 to 5 years and is subject to regulatory approval. No overnight camping is currently available at this site.

Leadville Property

The Leadville property, located in Lake County, Colorado was acquired in August 1995. The camp is comprised of approximately 60 patented acres in the heart of Colorado's historic mining area. At over 11,000 feet in elevation, it has spectacular scenery including views of the two highest peaks in Colorado. This is a primitive campground with no facilities. Future plans include bathrooms, showers and a clubhouse. Completion of future improvements is dependent upon obtaining local regulatory approval. If the Company continues to have problems obtaining local regulatory approval, it will dispose of this property. There is camping for up to 200 self-contained recreational vehicles.

Omilak Silver Mine

The Omilak Silver Mine consists of approximately 40 acres of patented land and is located about 80 miles northeast of Nome, Alaska. The property has on it previously existing equipment, mine shafts, rail and mine cars and several buildings including a two-story bunk house constructed by the Company. The Omilak Silver Mine, in addition to recreational uses, has the potential for being reactivated as a commercial silver mine. At such time, as the Company has sufficient resources, the price of silver warrants and the Company believes it is timely, the Company may evaluate the Omilak property for commercial use.

High Divide Property

The High Divide property consists of 20 acres of patented land and is located in Esmeralda County, Nevada. This property is remote and there are no facilities. It was patented for lode mining but placer gold is present in the area.

Nederland Property

The Nederland property consists of 5 patented acres located in Boulder County, Colorado. There are no facilities on this property. The area around the Nederland property has produced over 1 million ounces of gold since 1858. This property has mostly silver with small amounts of gold.

- Patented land is United States public land that has been transferred to private fee simple ownership. Mining claims can be perfected into patented land which is what occurred on some of the Company's properties before the Company acquired those properties.

INVESTOR INFORMATION

Global's Common Stock is listed for trading on the NASD's over the counter Bulletin Board under the trading symbol "GLRS." The following table sets forth for the quarters indicated the reported high and low closing sales prices.

		High	Low
2000	First Quarter	4.25	3.38
	Second Quarter	4.50	2.88
	Third Quarter	3.94	2.62
	Fourth Quarter	4.69	3.00
2001	First Quarter	8.12	4.03
	Second Quarter	8.25	6.35
	Third Quarter	10.00	6.75
	Fourth Quarter	10.00	7.00

On September 12, 1994, Global effected a 2 for 1 forward split of its Common Stock. On March 4, 1992, Global effected a 1 for 20 reverse split of its Common Stock. Share amounts and prices herein have been restated to reflect the foregoing splits. On May 1, 1989, Global distributed a special Common Stock dividend payable at the rate of one share of Common Stock for every ten shares of Common Stock held.

Shareholders who purchased Common Stock before the aforementioned stock splits and dividend need to be mindful that their holdings have been adjusted to reflect these splits and dividend.

In October 1991, February 1993, April 1994, November 1995, December 1996, December 1997 and May 1999, Global authorized paying a dividend in Common Stock to Global's Preferred Stockholders for the years 1991 through 1998. In January 2002, Global authorized paying a dividend in cash to Global's Preferred Stockholders for the years 1999 through 2001. No other dividends have been declared with respect to Global's common shares since inception. It is not likely Global will pay any cash dividends in the foreseeable future. Global intends to reinvest earnings, if any, in its operations.

Global's Preferred Stock was issued as Convertible Exchangeable Preferred Stock. The Preferred Stockholders had the right, at any time, to convert their Preferred Stock to Common Stock and, conversely, Global had the right, at any time after March 31, 1991, to exchange the Preferred Stock for Common Stock. On February 20, 2002, Global called its Preferred Stock for exchange. Each share of Preferred Stock is exchangeable for one share of Common Stock. The exchange was effective on approximately March 25, 2002, at which time all the outstanding Preferred Stock is deemed exchanged for Common Stock. Immediately before the Preferred Stock was called for exchange there were 58,725 shares of Preferred Stock outstanding. After the exchange is effective, there will be no Preferred Stock outstanding and an additional 58,725 shares of Common Stock outstanding.

As of December 31, 2001, Global had 991 shareholders of record of its Common Stock and 187 shareholders of record of its Preferred Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information includes forward-looking statements, the realization of which may be impacted by certain factors discussed in Item I.

General

Global Outdoors, Inc. (the "Company" or "Global") is the principal owner of The Outdoor Channel, Inc. which owns and operates The Outdoor Channel ("The Outdoor Channel" or "Channel"), the first national television network devoted primarily to traditional outdoor activities, such as hunting, fishing, shooting sports, rodeo and recreational gold prospecting. The Company also owns and operates related businesses which serve the interests of viewers of The Outdoor Channel and other outdoor enthusiasts. These related businesses include, LDMA-AU, Inc. ("Lost Dutchman's"), Gold Prospectors' Association of America, Inc. ("GPAA") and the Trips Division. Lost Dutchman's is a national recreational gold prospecting campground club with approximately 6,000 members and properties in California, Oregon, Nevada, Arizona, Colorado, Georgia, South Carolina and North Carolina. GPAA is the largest recreational gold prospecting club in the world with approximately 34,000 active members. GPAA also sells products and services related to recreational gold prospecting and is the publisher of the Gold Prospector magazine. Prior to being a wholly-owned subsidiary of the Company, GPAA was an affiliated company which owned The Outdoor Channel. The Company acquired 100% of the stock of GPAA in February 1995. The Company's Trips Division sponsors unique recreational prospecting trips to the historic Mother Lode area of California and to the Company's 2,300 acre camp, located 11 miles west of Nome, Alaska.

The Company has been selling its GPAA club memberships since its incorporation in 1984. From 1968 to 1984, GPAA memberships were sold by the proprietorship owned by the Company's founders. GPAA membership sales took a marked upswing in 1992 in conjunction with the airing of the "Gold Prospector Show," a show the Company has owned and produced since 1990. During 1992, the "Gold Prospector Show" was broadcast on various television and cable channels, for which the Company purchased air time. In 1993, GPAA launched The Outdoor Channel and, since then, broadcasts of the "Gold Prospector Show" and related sales of GPAA memberships have occurred almost exclusively on The Outdoor Channel. The Company intends that The Outdoor Channel be used as a primary vehicle to promote the Company's services and products and anticipates that it will be a factor in the future growth of GPAA, Lost Dutchman's and the Trips Division. In that regard, the Company entered into a long term contract with The Outdoor Channel whereby the Company has the rights to ten hours of programming time and thirty, sixty second advertising spots per week.

Although The Outdoor Channel is not aligned with any sizable entertainment or cable company, as are many other channels, it has, to date, achieved full visibility in the cable industry. The Outdoor Channel is committed to converting visibility for the Channel's programming into greater distribution into cable and direct broadcast satellite ("DBS") households. Greater distribution will allow The Outdoor Channel to charge higher advertising rates, command higher subscriber fees from cable and DBS affiliates, attract more advertisers and receive greater revenues for the Company's products.

To accomplish the objective of obtaining increased distribution, the Channel seeks to sign national carriage agreements with multiple cable system operators ("MSOs") and DBS systems and thereafter carriage agreements with the MSOs' individual cable affiliates. Efforts to obtain distribution for

The Outdoor Channel are broad based and are not limited to areas where there are the greatest number of outdoor enthusiasts.

As of March 1, 2002, The Outdoor Channel carried on approximately 3,800 affiliated cable systems representing a potential of approximately 33 million households, of which, the Channel has approximately 11.7 million subscribers. The Channel is also available to approximately 7 million DBS households, of which the channel has approximately 2.4 million subscribers. In addition, the Channel is available, unscrambled, on C-Band satellite with approximately 1.5 million households. The Outdoor Channel is not dependent on one or a few MSOs due to the numerous different cable systems carrying The Outdoor Channel. The Outdoor Channel has affiliation agreements with most of the top 100 MSOs representing approximately 50 million potential households. The Channel's list of affiliates includes AT&T, Time-Warner and Comcast, the three largest cable operators in the country. In fact the Channel has affiliation agreement with all of the top 10 nationally distributed MSOs. The Company believes that it will be able to enter into more agreements with local operators in the future as a result of increased installation of new cable distribution systems and the expected significant expansion of channel capacity of existing cable systems. This expansion is being greatly assisted by the significant expansion of digital cable whereby operators are able to add more channels to the same bandwidth. In addition, the Company intends to continue its promotional activities, such as attending regional and local cable trade shows and advertising in trade magazines in order to increase cable industry awareness of The Outdoor Channel. The Outdoor Channel is continuing its consumer awareness campaign whereby it has taken out full-page advertisements in selected magazines with a traditional outdoor focus.

In 1999, The Outdoor Channel launched on an a la carte basis (i.e. stand alone) with EchoStar Satellite Corporation's ("EchoStar") Dish Network. In 2000, The Outdoor Channel was launched on the Dish Network's America's Top 150 package. EchoStar is the second largest DBS distributor in the U.S. with approximately 7.0 million subscribers. Through February 2002, there were approximately 2.4 million subscribers to The Outdoor Channel on the Dish Network. The Outdoor Channel is currently negotiating the renewal of its affiliation agreement with EchoStar which expired in December 2001. The Channel is allowing The Outdoor Channel to be carried on the Dish Network pursuant to an understanding that there will be a renewal of the affiliation agreement. The Outdoor Channel is in active negotiations with DirecTV which is the largest DBS distributor in the United States.

The Company owns approximately 84% of The Outdoor Channel. In the event all outstanding options to purchase Common Stock in the Channel were exercised, as of March 25, 2002, the Company would own approximately 68% of The Outdoor Channel (See Note 8 to the Consolidated Financial Statements).

In April 2001, the press noted that ESPN may launch an outdoor network thereby adding a well connected competitor to The Outdoor Channel's niche. The Outdoor Channel will continue to explore strategic partners and other strategic alternatives such as an investment from a larger entity in its industry to bolster its growth and enhance value. In August 2001, the Company retained Bear Stearns & Company, Inc., a Wall Street investment bank, to assist in this process.

In January 2002, The Outdoor Channel signed a national affiliation agreement with Comcast Corporation, the third largest MSO in the United States with approximately 8 million subscribers and renewed its affiliation agreement with the National Cable Television Cooperative, which is an association of small to mid-size cable operators representing approximately 13 million households.

In January 2002, the Company retired the remaining balance due on its Stanton, Arizona property of approximately $38,000. The Company owns all its other properties free and clear of any mortgages, except the Junction Bar Placer property on which it owes approximately $33,000.

The Company's Common Stock is traded on the NASD's over the counter Bulletin Board under trading symbol "GLRS." Price quotes on the Company's Common Stock can be obtained from any stockbroker. Also, price quotes can be obtained from a number of other sources including numerous Internet sites such as America On Line, Yahoo Finance and cnbc.com.

Comparison of Years Ended December 31, 2001 and December 31, 2000

Revenues. The Company's revenues include revenues from advertising fees, subscriber fees, GPAA and Lost Dutchman's membership sales, product sales and the Trips and Outings Division sales. Advertising fees result from the sale of advertising time on The Outdoor Channel and from advertising space in publications such as the Gold Prospector magazine. Revenues for the year ended December 31, 2001 were $17,233,537, an increase of $3,350,415 or 24%, compared to revenues of $13,883,122 for the year ended December 31, 2000. This increase was primarily the result of an increase in advertising revenues and subscriber fees. Advertising revenues increased substantially to $8,644,609 for the year ended December 31, 2001 compared to $6,848,782 for the year ended December 31, 2000, due primarily to an increase in advertising revenue at The Outdoor Channel. Subscriber fees increased significantly to $3,873,902 for the year ended December 31, 2001 compared to $2,826,050 for the year ended December 31, 2000, due primarily to the increase in subscriber fees to The Outdoor Channel from a cross section of MSOs. Membership services increased notably to $3,793,660 for the year ended December 31, 2001, compared to $3,331,233 for the year ended December 31, 2000, which the Company believes is due primarily to the increased number of persons exposed to the Company's products and services on The Outdoor Channel. Revenues from the trips and outings increased to $921,366 for the year ended December 31, 2001 compared to $877,057 for the year ended December 31, 2000 for the same reason membership services revenue increased.

Expenses. Expenses consist primarily of the cost of the Company's satellite transponder and uplink facilities, programming, advertising and promotion, trips and outings expenses, sales and administrative salaries, office expenses, bad debts and general overhead. Expenses for the year ended December 31, 2001 were $15,550,268, a significant increase of $3,910,012 or 34%, compared to $11,640,256 for the year ended December 31, 2000. This increase in expenses was due to the several factors. Selling, general and administrative expenses increased substantially to $8,850,853 for the year ended December 31, 2001, compared to $6,474,432 for the year ended December 31, 2000. This increase was due primarily to overall growth at The Outdoor Channel which, among other items, resulted in significant increases in personnel related costs including bonuses and a 401(k) plan. Bad debts expense increased by a very large amount to $1,311,641 for the year ended December 31, 2001, compared to $250,641 for the year ended December 31, 2000, due primarily to the default of the Company's long form advertising wholesaler and to a lesser degree to several short form and producer customers. Advertising and programming expenses increased notably to $2,442,097 for the year ended December 31, 2001, compared to $1,765,460 for the year ended December 31, 2000. This increase was due primarily to the continuation of The Outdoor Channel's consumer and trade industry awareness campaigns. Satellite transmission fees remained nearly the same at $2,278,241 for the year ended December 31, 2001, compared to $2,160,860 for the year ended December 31, 2000, due to the stabilization of transponder and uplink costs for The Outdoor Channel. Trips and outings expenses decreased significantly to $667,436 for the year ended December 31, 2001, compared to $988,863 for the year ended December 31, 2000, due primarily to a change in allocation of advertising expenses for trips and outings.

Income Before Income Tax Provision (Credit) and Minority Interest in Net Income of Consolidated Subsidiary. Income before income tax provision (credit) and minority interest as a percentage of revenues decreased to 10% for the year ended December 31, 2001, compared to 16% for the year ended December 31, 2000. This decrease was primarily due to expenses increasing 34% in the year ended December 31, 2001 compared to the year ended December 31, 2000, while revenues increased 24% for the same time periods.

Income Taxes. The income tax provision for the year ended December 31, 2001, was $718,000 compared to a credit of $85,463 for the year ended December 31, 2000. This was due to the Company utilizing the remaining portion of its Federal net operating loss carryforwards in 2001.

Comparison of Years Ended December 31, 2000 and December 31, 1999

Revenues. The Company's revenues include revenues from advertising fees, subscriber fees, GPAA and Lost Dutchman's membership sales, product sales and the Trips and Outings Division sales. Advertising fees result from the sale of advertising time on The Outdoor Channel and from advertising space in publications such as the Gold Prospector magazine. Revenues for the year ended December 31, 2000 were $13,883,122, an increase of $4,906,680 or 55%, compared to revenues of $8,976,442 for the year ended December 31, 1999. This increase was primarily the result of an increase in advertising revenues and subscriber fees. Advertising revenues increased substantially to $6,848,782 for the year ended December 31, 2000 compared to $4,273,581 for the year ended December 31, 1999, due primarily to an increase in advertising revenue at The Outdoor Channel. Subscriber fees more than doubled to $2,826,050 for the year ended December 31, 2000 compared to $1,317,340 for the year ended December 31, 1999, due primarily to the increase in subscriber fees from the Dish Network by The Outdoor Channel. Membership services increased notably to $3,331,233 for the year ended December 31, 2000, compared to $2,611,605 for the year ended December 31, 1999, which the Company believes is due primarily to the increased number of persons exposed to the Company's products and services on The Outdoor Channel. Revenues from the trips and outings increased substantially to $877,057 for the year ended December 31, 2000 compared to $773,916 for the year ended December 31, 1999 for the same reason membership services revenue increased.

Expenses. Expenses consist primarily of the cost of the Company's satellite transponder and uplink facilities, programming, advertising and promotion, trips and outings expenses, sales and administrative salaries, office expenses and general overhead. Expenses for the year ended December 31, 2000 were $11,640,256, a significant increase of $3,457,473, or 42%, compared to $8,182,783 for the year ended December 31, 1999. This substantial increase in expenses was due to the several factors. Selling, general and administrative expenses increased substantially to $6,474,432 for the year ended December 31, 2000, compared to $5,185,741 for the year ended December 31, 1999. This increase was due primarily to the expansion of The Outdoor Channel and related increases in such areas as marketing and personnel. Advertising and programming expenses increased substantially to $1,765,460 for the year ended December 31, 2000, compared to $450,672 for the year ended December 31, 1999. This increase was due primarily to The Outdoor Channel's consumer and trade industry awareness campaigns. Satellite transmission fees remained nearly the same at $2,160,860 for the year ended December 31, 2000, compared to $2,062,403 for the year ended December 31, 1999, due to the stabilization of transponder and uplink costs for The Outdoor Channel. Trips and outings expenses increased significantly to $988,863 for the year ended December 31, 2000, compared to $483,967 for the year ended December 31, 1999, due primarily to increased participation on the Alaska trip.

Income Before Income Taxes and Minority Interest in Net Income of Consolidated Subsidiary. Income before credit for income taxes and minority interest as a percentage of revenues increased to 16% for the year ended December 31, 2000 compared to 11% for the year ended December 31, 1999. Certain components of this percentage changed significantly. Income from operations was $2,242,866 for year ended December 31, 2000 compared to $793,659 for the year ended December 31, 1999. On the other hand, gain on the sale of common stock of subsidiary decreased significantly to $106,906 for the year ended December 31, 2000, compared to $408,860 for the year ended December 31, 1999, due to The Outdoor Channel closing its private placement on March 5, 1999.

Income Taxes. The income tax credit for the year ended December 31, 2000, was $85,463 compared to $1,086,550 for the year ended December 31, 1999. This was due to the Company utilizing the majority portion of its income tax credit.

Liquidity and Capital Resources

The Company provided cash from operations of $1,661,608 in 2001, compared to providing cash from operations of $2,224,425 in 2000 and had a cash and cash equivalents balance of $2,574,429 at December 31, 2001, which was an increase of $729,980 from the balance of $1,844,449 at December 31, 2000. Current assets were similar at $5,237,545 in 2001 compared to $5,021,182 in 2000. Current liabilities increased to $1,648,829 for 2001 compared to $1,273,482 for 2000, due primarily to loans of approximately $313,000 from a major stockholder becoming current. Net working capital was similar at $3,588,716 in 2001, compared to $3,747,700 in 2000. Total liabilities decreased to $4,386,890 for 2001 compared to $5,050,608 for 2000.

In 2001, the Company generated an operating profit of $1,683,269 compared to an operating profit of $2,242,866 in 2000. From 2000 through the present, the Company has financed its activities primarily from cash flows from operations.

As of December 31, 2001, the Company had a note in the amount of $284,375 payable to a bank outstanding at an effective interest rate of 5.75%. This note is secured by substantially all of the Company's assets and is personally guaranteed by Perry T. Massie, Thomas H. Massie and Wilma M. Massie. As of December 31, 2001, the Company had notes in the amount of $435,234 payable to Wilma M. Massie at interest rates from 9.5% to 10%. These notes are unsecured.

As of December 31, 2001, the Company had two notes payable to unaffiliated individuals, with balances outstanding as of that date of $40,677 and $32,615. The notes bear interest rates that range from 7.5% to 9.5%, are due in January 2002 and August 2002, respectively, and are secured by the properties to which they relate.

As of March 2002, the Company is generating sufficient cash flow from operations to meet its short-term cash flow requirements. The Outdoor Channel is generating cash flow in excess of its short-term cash flow requirements and is continuing the trend of increased revenues. Management believes that the Company's existing cash resources and anticipated cash flows from operations will be sufficient to fund the Company's operations at current levels and anticipated increased levels through January 1, 2003. To the extent that such amounts are insufficient to finance the Company's working capital requirements, the Company could be required to seek financing. There can be no assurance that equity or debt financing will be available if needed or, if available, will be on terms favorable to the Company or its shareholders. Significant dilution may be incurred by present stockholders as a result of any such financing. At the current level of operations, the Company is retiring some existing debt and is planning modest improvements to some of its properties.

FINANCIAL STATEMENTS

GLOBAL OUTDOORS, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2001 and 2000

with

INDEPENDENT AUDITORS' REPORT THEREON

INDEX

* * *

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Global Outdoors, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of GLOBAL OUTDOORS, INC. AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Outdoors, Inc. and Subsidiaries as of December 31, 2001 and 2000, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. COHN LLP

San Diego, California
February 22, 2002

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,574,429	$ 1,844,449
Accounts receivable, net of allowance for doubtful accounts of $182,170 and $206,766	1,581,272	1,613,167
Inventories	76,110	116,957
Deferred tax assets, net	840,813	1,387,230
Receivable from stockholders	62,007	35,421
Other current assets	102,914	23,958
Total current assets	5,237,545	5,021,182
Property, plant and equipment, at cost, net:		
Membership recreational mining properties	1,353,278	1,378,611
Alaska recreational mining properties	1,098,475	1,194,880
Outdoor Channel equipment and improvements	711,138	670,084
Other equipment and leasehold improvements	598,731	388,361
Property, plant and equipment, net	3,761,622	3,631,936
Trademark, net of accumulated amortization of $71,938 and $57,357	146,785	161,365
Deferred tax assets, net	26,563	
Deposits and other assets	41,629	84,775
Totals	$ 9,214,144	$ 8,899,258
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,102,492	$ 1,068,933
Current portion of notes and capital lease obligations	233,282	128,290
Current portion of stockholder loans	313,055	76,259
Total current liabilities	1,648,829	1,273,482
Stockholder loans, net of current portion	236,826	613,594
Other notes and capital lease obligations, net of current portion	357,665	467,747
Deferred revenue	1,309,560	1,802,555
Deferred satellite rent obligations	516,260	584,480
Deferred compensation	317,750	308,750
Total liabilities	4,386,890	5,050,608
Minority interest in subsidiary	811,965	631,183
Commitments and contingencies		
Stockholders' equity:		
Convertible preferred stock, nonvoting, 10% noncumulative, no liquidation preference, $.001 par value; 10,000,000 shares authorized; 58,725 and 60,675 shares issued and outstanding	59	61
Common stock, $.02 par value; 50,000,000 shares authorized; 5,281,523 and 5,274,073 shares issued and outstanding	105,630	105,481
Common stock subscriptions receivable	(221,250)	(221,250)
Treasury stock, at cost; 63,500 and 47,000 shares	(289,532)	(189,466)
Additional paid-in capital	3,516,125	3,429,272
Retained earnings	904,257	93,369
Total stockholders' equity	4,015,289	3,217,467
Totals	$ 9,214,144	$ 8,899,258

See Notes to Consolidated Financial Statements.

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Advertising	$ 8,644,609	$ 6,848,782
Subscriber fees	3,873,902	2,826,050
Membership services	3,793,660	3,331,233
Trips and outings	921,366	877,057
Total revenues	17,233,537	13,883,122
Expenses:		
Satellite transmission fees	2,278,241	2,160,860
Advertising and programming	2,442,097	1,765,460
Trips and outings	667,436	988,863
Bad debts expense	1,311,641	250,641
Selling, general and administrative	8,850,853	6,474,432
Total expenses	15,550,268	11,640,256
Income from operations	1,683,269	2,242,866
Other income (expense):		
Gain on sale or issuance of common stock of subsidiary		106,906
Interest expense	(126,507)	(175,268)
Interest income	152,908	72,370
Income before income tax provision (credit) and minority interest	1,709,670	2,246,874
Income tax provision (credit)	718,000	(85,463)
Income before minority interest	991,670	2,332,337
Minority interest in net income of consolidated subsidiary	180,782	224,301
Net income	$ 810,888	$ 2,108,036
Earnings per common share:		
Basic	$ .16	$ .40
Diluted	$ .14	$ .38
Weighted average number of common shares outstanding:		
Basic	5,228,499	5,261,643
Diluted	5,704,287	5,531,201

See Notes to Consolidated Financial Statements.

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Convertible Preferred Stock		Common Stock		Common Stock Subscriptions Receivable	Treasury Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount					
Balance, January 1, 2000	60,675	$ 61	5,266,073	$ 105,321	$ (221,250)		$ 3,360,195	$ (2,014,667)	$ 1,229,660
Common stock issued for services			8,000	160			69,077		69,237
Subsidiary investment in parent						$ (189,466)			(189,466)
Net income								2,108,036	2,108,036
Balance, December 31, 2000	60,675	61	5,274,073	105,481	(221,250)	(189,466)	3,429,272	93,369	3,217,467
Subsidiary investment in parent						(100,066)			(100,066)
Common stock issued for services			3,000	60			11,940		12,000
Common stock issued for purchase of inventory			2,500	50			18,700		18,750
Conversion of preferred stock to common stock	(1,950)	(2)	1,950	39			(37)		
Stock option compensation expense							56,250		56,250
Net income								810,888	810,888
Balance, December 31, 2001	58,725	$ 59	5,281,523	$ 105,630	$ (221,250)	$ (289,532)	$ 3,516,125	$ 904,257	$ 4,015,289

See Notes to Consolidated Financial Statements.

GLOBAL OUTDOORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Operating activities:		
Net income	$ 810,888	$ 2,108,036
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	571,394	506,322
Provision for doubtful accounts	1,311,641	250,641
Common stock issued for services	12,000	32,000
Stock option compensation expense	56,250	37,237
Deferred tax provision (credit)	519,854	(85,463)
Interest on stock subscription receivable	(26,586)	(17,721)
Minority interest in net income of consolidated subsidiary	180,782	224,301
Common stock of subsidiary issued for services		16,356
Cash supplied (used) by changes in operating assets and liabilities:		
Accounts receivable	(1,279,746)	(898,437)
Inventories	59,597	(62,147)
Other current assets	(78,956)	(224,140)
Deposits and other assets	43,146	4,287
Accounts payable and accrued expenses	33,559	381,287
Deferred revenue	(492,995)	(15,913)
Deferred satellite rent obligations	(68,220)	(40,220)
Deferred compensation	9,000	7,999
Net cash provided by operating activities	1,661,608	2,224,425
Investing activities:		
Purchases of property, plant and equipment	(471,500)	(578,219)
Net cash used in investing activities	(471,500)	(578,219)
Financing activities:		
Principal payments on long-term debt and capital leases	(220,090)	(614,859)
Net proceeds from (payments of) stockholder loans	(139,972)	252,217
Purchases of treasury stock	(100,066)	(189,466)
Net cash used in financing activities	(460,128)	(552,108)
Net increase in cash and cash equivalents	729,980	1,094,098
Cash and cash equivalents, beginning of year	1,844,449	750,351
Cash and cash equivalents, end of year	$ 2,574,429	$ 1,844,449
Supplemental disclosures of cash flow information:		
Interest paid	$ 102,500	$ 140,158
Income taxes paid	$ 412,000	
Supplemental disclosures of noncash investing and financing activities:		
Acquisition of equipment under capital lease obligations	$ 215,000	$ 20,808
Common stock issued for purchases of inventory	$ 18,750	

NOTE 1 – ORGANIZATION AND BUSINESS

Description of Operations

Global Outdoors, Inc. ("Global Outdoors" or the "Parent") was incorporated under the laws of the State of Alaska on October 22, 1984. Global Outdoors earns revenues from the sale of memberships in The Gold Prospectors Association of America, Inc. ("GPAA"), from advertisements in its bi-monthly magazine, *The Gold Prospector*, from merchandise sales and from sponsored outings to prospect for gold. GPAA also operates gold prospecting trade shows and conventions from which it derives revenue from admissions and booth rentals and sells recreational gold prospecting-related merchandise.

Other business activities of Global Outdoors consist of the promotion and sale of an "Alaska trip", a recreational gold mining expedition to the Cripple River property located near Nome, Alaska, and the sale of memberships in the Lost Dutchman's Association, Inc. ("LDMA-AU") which entitle members to engage in recreational prospecting on its California, Oregon, Nevada, Arizona, Colorado, Georgia, North Carolina and South Carolina properties. Global Outdoors has also signed an agreement with another organization for the mutual use of recreational mining properties.

Global Outdoors also owns a majority interest (84% at December 31, 2001 and 2000) in The Outdoor Channel, Inc. ("The Outdoor Channel"), a national television network devoted to traditional outdoor activities, such as hunting, fishing, shooting sports, rodeo and recreational gold prospecting. The Outdoor Channel was incorporated under the laws of the State of Nevada in 1990 under the name Gold News Network, Inc. In 1996, the incorporated name was changed to its present name.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Global Outdoors, LDMA-AU, GPAA and The Outdoor Channel (collectively, the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could materially differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Depreciation and Amortization

Depreciation and amortization of costs of property and equipment are provided using the straight-line method over the estimated useful lives of the assets which range from five to 15 years.

Trademarks

The Outdoor Channel has the exclusive right to the trademark bearing its name. The costs of acquiring the trademark are being amortized on a straight-line basis over an estimated useful life of 15 years.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations totaled $2,442,097 and $1,765,460 in 2001 and 2000, respectively.

Revenue Recognition

The Company generates revenues from membership sales, sales of television advertising time, Alaska trips, gold shows and member and prospective member outings.

LDMA-AU memberships are contractual arrangements that provide members with recreational prospecting and mineral rights and the use of land and facilities for camping and recreational vehicle parking. LDMA-AU memberships sold by the Company generally have payment terms that provide for a down payment and monthly installments and are non-interest bearing and unsecured. Revenues are generally recognized on a straight-line basis over the estimated average life (7 years) of the LDMA-AU membership. The Company does not record any receivables arising under these contracts due to the uncertainty of collection. Accordingly, revenues recognized do not exceed the total of the cash payments received and cash received in excess of revenue earned is recorded as deferred revenue.

The Company also sells one to four year and lifetime ("Gold Life") GPAA memberships. The majority of the memberships are for one year. Multi-year GPAA membership revenues are recognized on a straight-line basis over the life of a membership or an estimated life of 15 years for a lifetime membership.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (concluded)

Advertising revenues for the Outdoor Channel are recognized when the advertisement is aired. Advertising revenues from advertisements in the Company's bi-monthly magazine is recognized when the magazine is distributed.

Revenues from the "Alaska trip" are recognized when trips are taken in June through August each year. Revenues from outings and gold shows are recognized at the time of the event.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Impairment of Long-Lived Assets

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of* ("SFAS 121"). Under SFAS 121, the impairment of long-lived assets, such as property and equipment and intangible assets, is recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. The Company did not record any charges for the impairment of long-lived assets in 2001 or 2000.

Earnings Per Share

The Company has presented "basic" and "diluted" earnings per common share in the accompanying consolidated statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, *Earnings per Share* ("SFAS 128"). Basic earnings per common share is calculated by dividing net income applicable to common stock by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those that could be issued upon the exercise of stock options and warrants and the conversion of preferred stock, were issued during the period.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share (concluded)

The computation of diluted earnings per share for 2001 and 2000 takes into account the effects on the weighted average number of common shares outstanding of the assumed exercise of all of the Company's outstanding stock options and warrants, adjusted for the application of the treasury stock method, and the conversion of all of the Company's outstanding shares of preferred stock.

The following table reconciles the weighted average common shares outstanding for basic earnings per share to the weighted average common shares outstanding for diluted earnings per share in 2001 and 2000:

	2001 Shares	2000 Shares
Weighted average common shares outstanding	5,228,499	5,261,643
Dilutive effect of potential common shares issuable upon conversion of preferred stock	58,725	60,675
Dilutive effect of potential common shares Issuable upon exercise of stock options and warrants, as adjusted for the application of the treasury stock method	417,063	208,883
Diluted weighted average common shares outstanding	5,704,287	5,531,201

Treasury Stock

The Company has adopted the treasury stock method in accounting for the subsidiary's investment in the Parent. This is in accordance with ARB No. 51 "Consolidated Financial Statements", which provides that in consolidation the cost of the investment in the parent's common stock is treated as a cost of treasury shares. Since there is a minority interest in the subsidiary, the earnings per share calculation has been adjusted to reflect the subsidiary's minority shareholders as if they were indirect shareholders of the Parent.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*, provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees.* Entities electing to continue to use the intrinsic value method must make pro forma disclosures of net income or loss and earnings or loss per share as if a fair value method of accounting had been applied. The Company has elected to continue to account for its stock-based compensation to employees under APB 25.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Sale or Issuance of Stock by Subsidiary

The Company recognizes non-operating gains from sales or issuances of common stock by its subsidiaries directly to third parties where the Company's ownership percentage in the subsidiaries is reduced by the issuance of such stock and the amount received per share is more than the Company's carrying amount per share.

Reclassifications

Certain amounts in the 2000 consolidated financial statements have been reclassified to conform to the 2001 presentations.

NOTE 3 – REVENUE TO BE EARNED UPON COLLECTION

As of December 31, 2001, scheduled payments to be recognized as revenue, assuming such amounts are collected in future years from existing LDMA-AU sales contracts, are as follows:

Year Ending December 31,	Amount
2002	$ 1,410,600
2003	1,169,831
2004	858,161
2005	766,894
2006	640,920
Thereafter	696,230
Total	$ 5,542,636

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2001 and 2000 consist of the following:

	2001	2000
Membership recreational mining properties:		
Land	$ 926,377	$ 926,377
Equipment	23,706	22,043
Buildings and improvements	533,989	516,089
	1,484,072	1,464,509
Less accumulated depreciation and amortization	(130,794)	(85,898)
Subtotals	1,353,278	1,378,611
Alaska recreational mining properties:		
Land	1,129,773	1,129,773
Buildings and improvements	493,954	482,829
Furniture and fixtures	1,184	
Vehicles and equipment	1,213,229	1,082,706
	2,838,140	2,695,308
Less accumulated depreciation and amortization	(1,739,665)	(1,500,428)
Subtotals	1,098,475	1,194,880
Outdoor Channel:		
Equipment	1,319,944	1,144,556
Furniture and fixtures	174,658	112,701
Leasehold improvements	80,238	59,880
	1,574,840	1,317,137
Less accumulated depreciation and amortization	(863,702)	(647,053)
Subtotals	711,138	670,084
Other equipment and leasehold improvements:		
Furniture and fixtures	37,774	36,924
Equipment	622,369	359,962
Vehicles	201,533	201,533
Leasehold improvements	51,487	48,342
	913,163	646,761
Less accumulated depreciation and amortization	(314,432)	(258,400)
Subtotals	598,731	388,361
Totals	$ 3,761,622	$ 3,631,936

NOTE 5 – LONG-TERM DEBT

Long-term debt (including capital lease obligations) at December 31, 2001 and 2000 consists of the following:

	2001	2000
Note payable to a bank, collateralized by substantially all of the Company's assets, guaranteed by three major stockholders, with interest due monthly at the prime rate plus 1.00% and 3.125% (an effective rate of 5.75% and 11.625% at December 31, 2001 and 2000, respectively), due March 2005	$ 284,375	$ 200,000
Notes payable to individuals, collateralized by deed of trust, payable in monthly installments of $811 including interest at 8.5%, balance due January 2002	40,677	90,839
Note payable to an individual, collateralized by first deed of trust on land, payable in monthly installments of $746 including interest at 9.5%, balance due August 2002	32,615	37,334
Note payable to the major stockholder, collateralized by a motor home, payable at $520 per month including interest at 9%	44,553	46,502
Note payable to the major stockholder, collateralized by print equipment, payable at $5,000 per month including interest at 10%	70,094	
Notes payable to two major stockholders, maturing in December 2002 and April 30, 2003 and bears interest from 9.5% to 10%	435,234	643,351
Note payable to a finance company, collateralized by a vehicle, payable in monthly installments of $564 including interest at 10.3%		2,670
Note payable to a finance company collateralized by a trailer, payable in monthly installments of $354 including interest at 9%	4,715	8,337
Note payable to finance company, collateralized by equipment, payable in monthly installments of $670 including interest at 7.9%	10,095	16,472
Note payable to finance company, collateralized by a vehicle payable in monthly installments of $680 including interest at 8.9%	23,251	29,197
Note payable to a finance company, collateralized by a vehicle payable in monthly installments of $656 including interest at 9.5%	16,975	22,408
Total notes payable	962,584	1,097,110
Capital lease obligations (see Note 6)	178,244	188,780
Totals	1,140,828	1,285,890
Less current maturities	546,337	204,549
Long-term debt	$ 594,491	$ 1,081,341

NOTE 5 – LONG-TERM DEBT (concluded)

The aggregate principal payments of long-term notes and capital lease obligations in years subsequent to December 31, 2001 are as follows:

Year Ending December 31,	Amount
2002	$ 546,337
2003	389,081
2004	144,538
2005	51,446
2006	9,426
Total	$ 1,140,828

Interest expense on stockholder loans aggregated $ 51,834 and $74,506 in 2001 and 2000, respectively.

Bank line of credit

On January 30, 2001, the Company entered into several revolving line of credit agreements with a bank. The total amount which can be drawn upon is $1,100,000 with a standby letter of credit for $140,000 issued under the line of credit. The revolvers have various interest rates ranging from .5% to 1% above the USB's reference rate and expire on various dates through March 1, 2005. As of December 31, 2001, the Company had an outstanding balance of $284,375 on one of its revolving lines of credit.

NOTE 6 – COMMITMENTS

Operating Leases

The Company leases facilities and equipment, including access to satellites for television transmission, under non-cancelable operating leases that expire at various dates through 2010. Generally, the most significant leases are satellite leases that require escalating rental payments. Rent expense is recognized on a straight-line basis over each lease term. The excess of the expense accrued over the amounts currently payable is reflected as deferred satellite rent obligations in the accompanying consolidated balance sheets.

The Company leases its office space from a stockholder under a lease which required annual rental payments of $179,600 and $140,111 during 2001 and 2000, respectively. The lease was scheduled to expire on December 31, 2001. In November 2001, the Company renegotiated certain provisions of the lease. As a result, the Company will be leasing additional space, and its monthly rental payments will increase to approximately $19,800 per month with a slight increase over the remainder of its term. The lease expires on December 31, 2003.

NOTE 6 – COMMITMENTS (concluded)

Operating Leases (concluded)

Total rental commitments under the operating lease agreements described above for years ending subsequent to December 31, 2001 are as follows:

Year Ending December 31,	Amount
2002	$ 2,218,000
2003	2,225,000
2004	1,840,000
2005	1,560,000
2006	1,560,000
Thereafter	6,270,000
Total	$ 15,673,000

Capital Leases

The Company leases certain equipment under capital leases which expire on various dates through 2006. At December 31, 2001, the Company's future minimum lease payments are as follows:

Year Ending December 31,	Amount
2002	$ 65,583
2003	59,491
2004	52,378
2005	29,790
2006	9,686
	216,928
Less amount representing interest at rates ranging from 11% to 21.7%	38,684
Present value of minimum lease payments	178,244
Less current portion	(47,695)
Long-term portion	$130,549

The current and long-term portions of capital lease obligations are included in notes and capital lease obligations in the accompanying consolidated balance sheets (see Note 5).

NOTE 7 – INCOME TAXES

The components of the net income tax provision (benefit) for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Current:		
Federal	$ 74,428	$ 47,882
State	123,718	167,335
Total current	198,146	215,217
Deferred:		
Federal	476,825	(74,583)
State	43,029	(226,097)
Total deferred	519,854	(300,680)
Totals	$ 718,000	$ (85,463)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	2001	2000
Deferred tax assets:		
Deferred compensation	$ 175,218	$ 175,637
Net operating loss carryforwards		312,045
Deferred revenues	393,072	600,208
Deferred rent	221,165	250,391
Current state taxes	42,113	56,350
Bad debts	78,042	88,578
Interest of shareholder loans	42,885	31,840
Other	26,469	23,022
	978,964	1,538,071
Deferred tax liabilities:		
Deferred state taxes	(62,275)	(76,874)
Cash basis of accounting for income taxes	(49,313)	(73,967)
Deferred tax liabilities – other	(111,588)	(150,841)
Deferred tax assets, net	$ 867,376	$ 1,387,230

NOTE 7 – INCOME TAXES (concluded)

The provision (credit) for income taxes reflected in the accompanying consolidated statements of income are different than those computed based on the applicable statutory Federal income tax rate of 34% in 2001 and 2000 as shown below:

	2001	2000
Federal income tax provision at statutory income tax rate	$ 581,286	$ 740,249
Effect of reduction in valuation allowance		(571,200)
Effect of reduction in valuation allowance for utilization of net operating loss carryforwards		(263,611)
Alternative minimum tax		47,882
Other	26,627	
State taxes, net of Federal benefit	110,087	(38,783)
Provision (credit) for income taxes	$ 718,000	$(85,463)

NOTE 8 – EQUITY TRANSACTION

Convertible Preferred Stock

Each share of preferred stock is convertible into one share of common stock of the Company. Accordingly, there were 58,725 and 60,675 shares of the Company's common stock at December 31, 2001 and 2000 reserved for issuance on the conversion of the outstanding preferred shares.

On January 2002, the Company declared dividends on preferred stock for the years 2001, 2000 and 1999. The total amount of dividends paid amounted to approximately $90,000 and were paid on February 19, 2002.

Issuances of Common Stock by the Company

During 2001 and 2000, the Company issued 3,000 shares of its common stock for services rendered and recorded $12,000 as expense.

During 2001, the Company issued 2,500 shares of its common stock for the purchase of inventory items.

During 2000, the Company also issued 5,000 shares of its common stock to employees for bonuses of $20,000, which amount has been charged to selling, general and administrative expense in the accompanying 2000 consolidated statement of income.

NOTE 8 – EQUITY TRANSACTION (continued)

Common Stock Subscriptions Receivable by the Company

On June 22, 1993, certain stockholders and other individuals exercised stock options for the purchase of a total of 104,069 shares of common stock. In connection therewith, these individuals issued promissory notes to the Company whereby they are obligated to pay a total of $221,250, plus interest at 4% per annum, on June 30, 1999. The due date for the payment of these notes has been extended until June 30, 2002.

The Company's Stock Option Plans

The Company has three stock option plans: Stock Option Plan 1 ("Plan 1"), Stock Option Plan 2 ("Plan 2") and the 1995 Stock Option Plan (the "1995 Plan"). It also grants stock options that are not covered under any of the stock option plans. A summary of the status of the Company's three stock option plans and the other options granted outside of the plans as of December 31, 2001 and 2000 and changes during the years then ended is presented in the table that follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	678,000	$2.79	679,000	$2.78
Options granted	56,000	$7.29	30,000	$4.00
Options canceled or expired	(36,550)	$3.56	(31,000)	$3.50
Options outstanding at end of year	697,450	$3.12	678,000	$2.79

NOTE 8 – EQUITY TRANSACTION (continued)

The Company's Stock Option Plans (concluded)

	2001	2000
Option price range at end of year	\$2.25 - \$8.00	\$2.25 - \$4.00
Options available for grant at end of year	202,550	222,000
Weighted average fair value of options granted during the year	\$4.35	\$2.35

The following table summarizes information about stock options outstanding at December 31, 2001, all of which are at fixed prices:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
\$2.25 - \$2.50	350,000	1.4 years	\$2.33	350,000	\$2.33
\$3.00 - \$3.25	196,000	2.3 years	\$3.02	150,000	\$3.03
\$3.50 - \$4.00	105,450	3.0 years	\$3.79	56,450	\$3.81
\$8.00	46,000	4.6 years	\$8.00	11,500	\$8.00
	697,450			567,950	

NOTE 8 – EQUITY TRANSACTION (continued)

Changes in Outstanding Outdoor Channel Common Shares and Shares owned by the Company

The changes in the number of outstanding common shares of the Outdoor Channel and the changes in the number of shares and the percentage owned by the Company during 2001 and 2000 are summarized below:

	Outdoor Channel Common Shares Outstanding	Owned by the Company	
		Shares	Percent
Balance January 1, 2000	10,439,084	8,817,916	84%
Effects of shares issued in 2000:			
The Outdoor Channel ([A])	84,936		
Balance December 31, 2000 and 2001	10,524,020	8,817,916	84%

The Company recorded gains from sales or issuance of common stock by the Outdoor Channel of $106,906 in 2000. It also recorded increases in minority interests as a result of such sales or issuance of $16,356 in 2000.

In connection with the private placement memorandum, the Outdoor Channel authorized the issuance of 21,700 shares of common stock valued at $33,200 (or $1.50 per share) as a syndication fee. The 21,700 shares have not been issued as of December 31, 2001.

([A])During 2000, the Outdoor Channel issued 84,936 shares of Outdoor Channel common stock at prices ranging from $1.00 to $2.00 per share to board members, employees and consultants for services performed.

NOTE 8 – EQUITY TRANSACTION (continued)

The Outdoor Channel's Stock Option Plan

During 1997, the Outdoor Channel established a stock option plan (the "1997 Plan") under which it may grant incentive and non-qualified stock options to its employees, directors, consultants and service providers to purchase up to an aggregate of 3,000,000 shares of its common stock at an exercise price determined by the administrator subject to one of the following: (a) the exercise price of an incentive option shall not be less than 100% of the fair market value of the common stock at the date of the grant; and (b) the exercise price of a non-qualified option shall not be less than 85% of the fair market value of the common stock at the date of the grant.

A summary of the status of the Outdoor Channel's stock option plan at December 31, 2001 and 2000 and changes during the years then ended is presented in the table below:

	2001		2000	
	Shares or Price Per Share	Weighted Average Exercise Price	Shares or Price Per Share	Weighted Average Exercise Price
Options outstanding at beginning of year	2,501,460	$1.55	2,501,460	$1.55
Options granted	8,000	$5.00		
Options cancelled	(4,460)	$2.00		
Options outstanding at end year	2,505,000	$1.60	2,501,460	$1.55
Option price range at end of year	$1.50-$5.00		$1.50-$2.50	
Options available for grant at end of year	545,000		548,540	
Weighted average fair value of options granted during the year	$1.11			

NOTE 8 – EQUITY TRANSACTION (continued)

The Outdoor Channel's Stock Option Plan (concluded)

The following table summarizes information about the Outdoor Channel's stock options outstanding at December 31, 2001, all of which are at fixed prices:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$1.50	2,250,000	5.9 years	2,250,000
$1.50	36,000	1 year after termination	36,000
$2.50	11,000	1 year after termination	11,000
$2.50	200,000	6.2 years	200,000
$5.00	8,000	4.2 years	2,000
	2,505,000		2,499,000

Additional Required Disclosures Related to the Stock Option Plans of the Company and the Outdoor Channel

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for the stock options granted by either the Company or the Outdoor Channel to their employees. The Company's historical net income and earnings per common share and pro forma net income and earnings per share assuming compensation cost had been determined in 2001 and 2000 based on the fair value at the grant date for all awards by the Company and the Outdoor Channel consistent with the provisions of SFAS 123 are set forth below.

	2001	2000
Net income:		
As reported	$ 810,888	$2,108,036
Pro forma	$ 695,469	$1,867,452
Basic earnings per share:		
As reported	$ .15	$ .40
Pro forma	$ .13	$ .35
Diluted earnings per common share:		
As reported	$ .14	$ .38
Pro forma	$ .12	$ .34

NOTE 8 – EQUITY TRANSACTION (concluded)

Additional Required Disclosures Related to the Stock Option Plans of the Company and the Outdoor Channel (concluded)

The fair value of each option granted by the Company and the Outdoor Channel in 2001 and 2000 was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

		2001	2000
Risk-free interest rate		5.04%	6.3%
Dividend yield		0%	0%
Expected life of the option (years):	The Company	4-5	1-5
	The Outdoor Channel	5	
Volatility factor		76%	72%

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has an agreement with a director, who is also one of its officers, pursuant to which it is compensating the officer at the rate of $10,000 per month for legal and certain other services. A portion of the compensation has to be paid each month in cash and the remainder is deferred. The deferred portion may be paid by the Company in cash or shares of the common stock of the Company and/or The Outdoor Channel at a future date, subject to the mutual agreement of the Company and the director. If they agree to payments in the form of shares, such payments shall be based on the market value of the shares at the time the services were rendered. Deferred compensation under the agreement totaled $317,750 and $308,750 as of December 31, 2001 and 2000, respectively. If the parties had agreed to the payment of the entire deferred compensation balance in the form of shares at December 31, 2001, the Company and The Outdoor Channel would have been required to issue 136,950 and 133,226 shares, respectively, to satisfy their obligations to the director as of that date.

NOTE 10 – SEGMENT INFORMATION

The Company follows the provisions of Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"). Pursuant to the provisions of SFAS 131, the Company is reporting segment information in the same format reviewed by the Company's chief operating decision maker. The Company segregates its business activities into the major areas that generate revenues. LDMA-AU and GPAA membership sales and related activities are reported separately as they deal with recreational prospecting and rights to use land and facilities for camping and recreational vehicle parking. Trips and outings constitute another business activity of the Company whereby members can participate in a group prospecting activity at a Company site, usually lasting for a week or less. The annual Alaska trip, included in this category, allows members to travel to the Company's Alaska property from one to six weeks to participate in prospecting activities. The Outdoor Channel is a separate business activity whereby the subsidiary broadcasts television programming on "The Outdoor Channel" 24 hours a day, seven days a week, and recognizes advertising and subscription revenues.

NOTE 10 – SEGMENT INFORMATION (concluded)

Information with respect to these reportable business segments for the years ended December 31, 2001 and 2000 are as follows:

	Revenues	Income Before Income Taxes	Total Assets	Depreciation And Amortization	Additions to Property, Plant and Improvements
2001					
Trips and Outings	$ 921,366	$ 253,930	$ 3,124,974	$ 49,855	$ 162,395
The Outdoor Channel	12,155,083	1,376,478	4,852,683	224,088	257,702
Membership sales of recreational prospecting and mineral rights and merchandise sales	4,157,088	79,262	1,236,487	297,451	266,403
Totals	$ 17,233,537	$ 1,709,670	$ 9,214,144	$ 571,394	$ 686,500
2000					
Trips and Outings	$ 877,057	$ 268,382	$ 2,962,579	$ 25,011	$ 114,536
The Outdoor Channel	9,294,644	1,959,458	4,197,493	211,843	363,819
Membership sales of recreational prospecting and mineral rights and merchandise sales	3,711,421	19,034	1,739,186	269,468	99,864
Totals	$ 13,883,122	$ 2,246,874	$ 8,899,258	$ 506,322	$ 578,219

Intercompany sales amounted to $384,800 for the years ended December 31, 2001 and 2000.

During 2001, one customer of the Outdoor Channel generated approximately 11% of total revenues. Accounts receivable from the one cutomer represented approximately 29% of total accounts receivable at December 31, 2001. During 2000, two customers of the Outdoor Channel each generated approximately 15% of total revenues.

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of its cash and cash equivalents, accounts receivable, accounts payable, long-term debt, capital lease obligations and related party receivables and payables. The carrying amounts of the Company's financial instruments generally approximated their fair values at December 31, 2001 and 2000. The fair market value of financial instruments classified as current assets or liabilities approximated their carrying value due to the short-term maturity of the instruments. It is not practicable to obtain the fair value of the Company's related party receivables and payables, as market comparable information is not available for such instruments.

NOTE 12 – CONTINGENCIES

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company reduces credit risk by placing its temporary cash investments with major financial institutions with high credit ratings. At December 31, 2001, the Company had cash balances of approximately $2,228,000 with major financial institutions in certain investment accounts which were not covered by the Federal Deposit Insurance Corporation.

The Company reduces credit risk related to accounts receivable by routinely assessing the financial strength of its customers and maintaining an allowance for doubtful accounts that management believes will adequately provide for credit losses.

NOTE 13 – 401(K) SAVINGS PLAN

The Company has adopted a 401(k) Plan (the "401(k) Plan"). The provisions of the 401(k) Plan became effective on January 1, 2001, which is called the Effective Date of the Plan. The 401(k) Plan is a defined contribution plan covering full-time and part-time employees who are at least 21 years of age and who have completed one year of service with the Company. The 401(k) Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, provides for participant-directed accounts, which allow participants to allocate their contributions and other account balances to various investment funds. Participants' accounts are credited or debited with investment earnings or losses at the end of each calendar quarter. Participants are 100% vested in their contributions to the 401(k) Plan. The Company pays all costs associated with administering the 401(k) Plan. The Company is required to make matching contributions to the 401(k) Plan in the amount of 50% of the first 6% of wages deferred by each participating employee. During 2001, the Company incurred a total charge of $48,393 for employer matching contributions.

* * *

Global Outdoors, Inc.

BOARD OF DIRECTORS AND FOUNDERS



Perry T. Massie

Chief Executive Officer, President, Chairman of the Board, Co-President and Chairman of the Board of The Outdoor Channel



Wilma Massie

Founder



Thomas H. Massie

Executive Vice President, Secretary and Vice Chairman of the Board



Richard K. Dickson II

Chief Operating Officer, General Counsel and Director

CORPORATE OFFICERS AND SENIOR MANAGEMENT



Andrew J. Dale

Chief Executive Officer and Co-President of The Outdoor Channel



Jacob J. Hartwick

Executive Vice President of The Outdoor Channel



Amy L. Hendrickson

Vice President of Affiliate Sales and Marketing of The Outdoor Channel



Mark C. Corcoran

Controller



Wade Sherman

Vice President of Business Development of The Outdoor Channel


GLOBAL
OUTDOORS INC.
YAMAHA
STIHL
OUTDOOR CHANNEL
THE OUTDOOR CHANNEL
SKEETER
YAMAHA
OUTDOOR CHANNEL
OUTDOOR CHANNEL